Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 2, 2020

VIA EDGAR

Ms. Christina Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	The FS Global Credit Opportunities Fund (the “Fund”) (File Nos. 333- 249534 and 811-22802)

Dear Ms. Fettig:

On behalf of the Fund, set forth below are responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on November 25, 2020, regarding the Registration Statement on Form N-14 8C (the “N-14 8C Registration Statement”) filed on November 24, 2020 (File No. 333-249534). The N-14 8C Registration Statement was filed in connection with the pending reorganization (the “Reorganization”) of the FS Global Credit Opportunities Fund — ADV, FS Global Credit Opportunities Fund — T, FS Global Credit Opportunities Fund — A, FS Global Credit Opportunities Fund — D and FS Global Credit Opportunities Fund — T2 (each a “Feeder Fund” and collectively, the “Feeder Funds”) (Registration Nos. 811-23138, 811-23139, 811-22798, 811-22797 and 811-23243, respectively) into the Fund (together with the Feeder Funds, the “Funds”), which is expected to occur in December of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the N-14 8C Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the N-14 8C Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in an amendment to the N-14 8C Registration Statement, expected to be filed by the Registrant on or about December 2, 2020 (the “Revised N-14 8C Registration Statement”).

ACCOUNTING COMMENTS

1)	Please confirm in correspondence that the fees presented in the fee table beginning on page 13 represent the Funds’ current fees in accordance with Item 3 of Form N-14.

The Registrant confirms that the fees presented represent current fees in accordance with Item 3 of Form N-14.

2)	Please revise the fee table on page 13 to illustrate the fund level fees and expenses that would flow through to each Feeder Fund.

The Registrant has made the requested change.

3)	Please confirm the calculation of the Expense Example for the FS Global Credit Opportunities Fund–T2.

The Registrant confirms the calculation of the Expense Example for FS Global Credit Opportunities Fund—T2 in the Revised N-14 8C Registration Statement. The Registrant changed the Current and Pro Forma Expenses table for the year ended December 31, 2019 to separately present Distribution Fees for FS Global Credit Opportunities Fund—ADV, FS Global Credit Opportunities Fund—T and FS Global Credit Opportunities Fund—T2. Such Distribution Fees were reflected in the Expense Example for the “1 Year” period, but they were not reflected in the other periods presented in the Expense Example because the accrual of such fees ended prior to the reorganization.

4)	Please disclose whether the Fund’s Board of Trustees considered any other alternatives to the Reorganization.

The Registrant has added the following disclosure:

While structured as a reorganization, the purpose of the transaction is to expose investors to the same investment strategy in a more operationally efficient structure and not to sell the Feeder Funds into a different strategy. As a result, the Boards and the Adviser did not believe it was necessary to consider alternatives.

5)	Please revise the Capitalization Table on page 35 to:

a.	Reflect the costs of the reorganization allocated to the Master Fund as an adjustment.

The one-time costs of the reorganization allocated to the Master Fund of $436,000 are presented in Pro Forma Adjustment (C). These costs are not ongoing costs after the reorganization.

b.	Remove the adjustment in footnote (c) related to the expected decline in costs as a result of the Reorganization.

Please see the response above in 5a.

6)	Provide in correspondence more detail regarding footnote (A), including the specific accounting guidance used and nature of the adjustment.

The adjustment in footnote (A) reflects an increase to net assets of $4,024 resulting from the Feeder Funds’ assets acquired by the Master Fund and the Feeder Funds’ liabilities assumed by the Master Fund, other than their investments in the Master Fund, based on their relative fair values as of the date of reorganization. The only assets at the Feeder Funds aside from their investment in the Master Fund is cash. The registrant applied the asset acquisition method of accounting under Accounting Standards Concept 805-10-55-3A.

7)

Please confirm that all the adjustments in the Capitalization Table on page 35 do not have a net asset value impact, as currently illustrated, or update the fee table accordingly if the adjustments do have a net asset value impact.

The Registrant confirms that the adjustments in the Capitalization Table do have an impact on the net asset value of the Master Fund of less than $0.01 per share. Therefore, the rounded net asset value per share of $6.56 of the Pro Forma Master Fund was not different than the rounded net asset value per share of the Master Fund.

8)	Please reflect any changes made to the Capitalization Table in the Pro Forma Financial Information.

The Registrant confirms that any changes to the Capitalization Table will be reflected in the Pro Forma Financial Information.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

cc:	Stephen S. Sypherd